September 30, 2008
VIA FACSIMILE AND EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-7010
Attention: Donna Levy, Esq.

Re:	CanArgo Energy Corporation
Registration Statement on Form S-3
Filed May 2, 2008
Reg. No. 333-150625
Ladies and Gentlemen:
     Reference is made to the Registration Statement on Form S-3 filed on May 2, 2008 (File No. 333-150625) (the “Form S-3”) by CanArgo Energy Corporation, a Delaware corporation (“us” or the “Company”), with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended, Amendment No. 1 thereto filed on August 20, 2008, Amendment No. 2 thereto filed on September 19, 2008 and Amendment No. 3 thereto filed on September 29, 2008.
     Please be advised that the Company and the undersigned, on behalf of Caldwell Associates Limited, the principal standby underwriter, in connection with the offering referred to in the Form S-3, request acceleration of effectiveness of the Form S-3 for October 3, 2008 at 4:00 pm, U.S. Eastern Daylight Savings Time. Our compensation has not been and is not required to be reviewed by The Financial Industry Regulatory Authority. We are aware of our obligations under the Act.

     If you have any general comments or questions regarding the foregoing or have need for any further information, kindly contact the undersigned at 00 (44) 1481 713131 or Peter A. Basilevsky, Esq. at (212) 404-8779 or Martin B. Tallan, Esq. at (212) 404-8711 of Satterlee Stephens Burke & Burke LLP. Your prompt review and response would be gratefully appreciated.

Very truly yours,

CALDWELL ASSOCIATES LIMITED

By:	/s/ Mrs Wendy Lavenne
Name:	Mrs Wendy Lavenne
Title:	Director

Cc:	Donna Levy, Esq. (w/enc.)
Via Facsimile (202) 772-9220
Securities and Exchange Commission

CanArgo Energy Corporation
P.O. Box 291, St. Peter Port
Guernsey, GY1 3RR, British Isles

Peter A. Basilevsky, Esq.
Satterlee Stephens Burke & Burke LLP
230 Park Avenue, 11th Floor
New York, New York 10169
.